SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 30, 2007

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis completes its fifth share repurchase program

Basel, November 30, 2007 — Novartis has completed its fifth share repurchase program initiated on July 24, 2007, and during which 63,173,000 Novartis shares were purchased for a total of CHF 4 billion. The average purchase price per share was CHF 63.32.

Novartis intends to propose to shareholders at the next General Meeting in February 2008 to cancel all shares repurchased in the fifth program as well as the remaining 22,175,000 shares from the fourth program. The fourth share repurchase program was completed in July 2007. As a result, it is intended to cancel a total of 85,348,000 shares, which corresponds to 3.13% of the registered Novartis share capital.

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Novartis Media Relations

John Gilardi

Novartis Global Media Relations

+41 61 324 3018 (direct)

+41 79 596 1408 (mobile)

john.gilardi@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

International	North America
Ruth Metzler-Arnold	Jill Pozarek	+1 212 830 2445
Katharina Ambuehl	Edwin Valeriano	+1 212 830 2456
Pierre-Michel Bringer
Jason Hannon
Thomas Hungerbuehler
Richard Jarvis
Isabella Zinck

Central phone no: +41 61 324 7944
e-mail: investor.relations@novartis.com	e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: November 30, 2007	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting